

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

IMH Assets Corp.	**0001017447**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number

Form 8-K, June 28, 2005, Series 2005-5	**333-117817**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

____

Name of Person Filing the Document
(If Other than the Registrant)


SEC MAIL
RECEIVED
PROCESSING
JUN 2 9 2005
WASH, D.C.
183
SECTION





SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IMH ASSETS CORP.



By: ____________________
Name: Richard J. Johnson
Title: EVP, CFO

Dated: June 28, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

*The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

ABS New Transaction

Computational Materials

Impac CMB Trust Series 2005-5

COLLATERALIZED ASSET-BACKED BONDS, SERIES 2005-5

$1,647,348,000
(Approximate)

IMH Assets Corp.
Depositor

Impac Mortgage Holdings, Inc.
Seller

Impac Funding Corporation
Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities nor the issuer of the securities makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation to the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not yet been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive computational materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Structural Term Sheet ***Date Prepared: June 22, 2005***

$1,647,348,000 (Approximate)
IMH Assets Corp., Collateralized Asset-Backed Bonds, Series 2005-5

Class	Approximate Security Balance (2)	Tranche Type (1)	WAL (Yrs.) Call/Mat (3)(4)	Modified Duration (Yrs.) Call/Mat (3)(4)	Payment Window (Mos.) Call/Mat (3)(4)	Expected Rating (Moody's / S&P) (5)	Last Scheduled Payment Date
A-1	$889,568,000	Floating Rate Super Senior	2.25 / 2.74	2.11 / 2.50	1-54 / 1-182	Aaa / AAA	July 2035
A-2	$296,523,000	Floating Rate Super Senior	2.25 / 2.74	2.12 / 2.51	1-54 / 1-182	Aaa / AAA	July 2035
A-3	$131,788,000	Floating Rate Senior Support	2.25 / 2.74	2.11 / 2.50	1-54 / 1-182	Aaa / AAA	July 2035
A-IO	$1,647,348,000	NAS	NA	NA	1-6 / 1-6	Aaa / AAA	July 2035
M-1	$114,491,000	Floating Rate Mezzanine	2.25 / 2.74	2.10 / 2.49	1-54 / 1-182	Aa1 / AA+	July 2035
M-2	$75,778,000	Floating Rate Mezzanine	2.25 / 2.74	2.10 / 2.48	1-54 / 1-182	Aa2 / AA	July 2035
M-3	$51,891,000	Floating Rate Mezzanine	2.25 / 2.74	2.10 / 2.48	1-54 / 1-182	Aa3 / AA-	July 2035
M-4	$20,592,000	Floating Rate Mezzanine	2.25 / 2.74	2.10 / 2.47	1-54 / 1-182	A1 / A+	July 2035
M-5	$21,416,000	Floating Rate Mezzanine	2.25 / 2.74	2.09 / 2.47	1-54 / 1-182	A2 / A	July 2035
M-6	$18,945,000	Floating Rate Mezzanine	2.25 / 2.74	2.09 / 2.47	1-54 / 1-182	A3 / A	July 2035
B	$26,356,000	Floating Rate Subordinate	2.25 / 2.74	2.06 / 2.42	1-54 / 1-182	Baa2 / A-	July 2035
Total:	**$1,647,348,000**						

(1) The interest rate on the Offered Securities (other than the Class A-2 Bonds and the Class A-IO Bonds) are subject to a cap equal to the least of (i) 11.50% per annum and (ii) the applicable Available Funds Rate (as described below). The Class A-2 Bonds may be subject to a cap in some situations described herein.
(2) The bond balances are subject to a +/-5% variance.
(3) The Offered Securities (other than the Class A-IO Bonds) are priced to call. In the event that an optional clean-up call (as described below) does not occur on the earliest possible date, (i) the margin for the Class A-1 and Class A-3 Bonds will increase 2.0x, (ii) the margin for the Class A-2 will increase from 0.18% to 0.26% and (iii) the respective margins for the Class M Bonds and the Class B Bonds will increase 1.5x.
(4) Based on the collateral prepayment assumptions described under "Pricing Prepayment Speed" herein.
(5) Rating agency contacts: Standard & Poor's, David Glehan, (212) 438-7324; Moody's, Eric Fellows, (415) 274-1728.

Trust: Impac CMB Trust Series 2005-5.

Seller: Impac Mortgage Holdings, Inc. or an affiliate thereof.

Depositor: IMH Assets Corp.

Master Servicer: Impac Funding Corporation.

Sub-Servicers: Countrywide Home Loans Servicing LP will act as initial sub-servicer with respect to substantially all of the Mortgage Loans. On or about September 1, 2005, the sub-servicing of the majority of the Mortgage Loans will transfer to GMAC Mortgage Corporation.

Underwriter:	Countrywide Securities Corporation (Lead Manager), Bear Stearns & Co. Inc. (Co-Manager) and UBS Securities LLC (Co-Manager).
Indenture Trustee:	Deutsche Bank National Trust Company.
Owner Trustee:	Wilmington Trust Company.
Offered Securities:	The "Offered Securities" will consist of (i) the Class A-1, Class A-2 and Class A-3 Bonds (collectively, the "Class A Bonds"), (ii) the Class A-IO Bonds, (iii) the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Bonds (collectively, the "Class M Bonds") and (iv) the Class B Bonds (the "Class B Bonds" and, together with the Class M Bonds, the "Subordinate Bonds").
Owner Trust Certificates:	The Trust will also issue Owner Trust Certificates representing the beneficial ownership interest in the Trust. The Owner Trust Certificates are not offered hereby.
Registration:	The Offered Securities will be available in book-entry form through DTC.
ERISA Eligibility:	The Offered Securities are expected to be eligible for purchase by or on behalf of employee benefit plans subject to the Employee Retirement Income Security Act of 1974 and plans subject to Section 4975 of the Internal Revenue Code of 1986, subject to certain conditions.
SMMEA Eligibility:	The Class A, Class M-1, [Class M-2 and Class M-3] Bonds are expected to constitute "mortgage related securities" for purposes of SMMEA. The Class M-4, Class M-5, Class M-6 and Class B Bonds will not be SMMEA eligible.
Sample Pool Calculation Date:	June 1, 2005.
Cut-off Date:	For each Mortgage Loan delivered to the Trust on the Closing Date, the later of June 1, 2005, or the origination date of such Mortgage Loan. For each Subsequent Mortgage Loan, the later of the first day of the month in which the Subsequent Mortgage Loan is delivered to the Trust, or the origination date of such Subsequent Mortgage Loan.
Cut-off Date Balance:	The aggregate scheduled unpaid principal balance of the Mortgage Loans as of the Cut-off Date, plus the amount on deposit in the Pre-Funding Account on the Closing Date.
Expected Pricing Date:	June [23], 2005.
Expected Closing Date:	June [29], 2005.
Payment Date:	The 25th day of each month (or, if such day is not a business day, the next succeeding business day) commencing in July 2005.
Accrued Interest:	The price to be paid by investors for the Class A Bonds and Subordinate Bonds will not include accrued interest thru the Closing Date (i.e., settling flat). The price to be paid by investors for the Class A-IO Bonds will include interest up to, but not including, the Closing Date.

Interest Accrual Period:	With respect to the Class A Bonds and Subordinate Bonds and any Payment Date, the period commencing from the preceding Payment Date (or, in the case of the first Payment Date, from the Closing Date) through the day preceding such Payment Date (on an actual/360 basis). With respect to the Class A-IO Bonds and any payment date, the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 day basis).
Due Date:	With respect to substantially all of the Mortgage Loans, the first day of each calendar month, otherwise, the date specified in the related mortgage note.
Optional Termination:	Subject to any restrictions set forth in the transaction documents, the terms of the transaction allow for a clean-up call with respect to the Class A Bonds and the Subordinate Bonds, which may be exercised upon the earlier of (i) any Payment Date on which the outstanding aggregate principal balance of the Mortgage Loans is less than or equal to 20% of the sum of the Original Pre-Funded Amount and the Cut-off Date Balance, and (ii) the Payment Date occurring in June 2015.
Pricing Prepayment Speed:	The Offered Securities will be priced based on, with respect to the adjustable-rate first lien Mortgage Loans, 30% CPR.
Mortgage Loans:	The Trust will include mortgage loans having an aggregate principal balance as of the Sample Pool Calculation Date (the "Sample Pool Calculation Date Balance") of approximately $1,647,348,801.48, consisting of a pool of adjustable-rate first lien residential mortgage loans that may or may not conform to Fannie Mae or Freddie Mac loan limits (the "Mortgage Loans"). The Mortgage Loans have the characteristics as of the Sample Pool Calculation Date described in the collateral tables included in these Computational Materials. The collateral tables included in these Computational Materials as Appendix A represent a sample pool of Mortgage Loans (the "Sample Pool") having the characteristics described therein as of the Sample Pool Calculation Date, and do not include additional Mortgage Loans expected to be included in the Trust on the Closing Date. The final pool of Mortgage Loans to be included in the Trust will be different from the Sample Pool, although the characteristics of such final pool will not materially differ from the characteristics of the Sample Pool as indicated herein.
Original Pre-Funded Amount:	A deposit of not more than $[411,837,000] (the "Original Pre-Funded Amount") will be made to a pre-funding account (the "Pre-Funding Account") on the Closing Date for the benefit of the Class A Bonds and the Subordinate Bonds. From the Closing Date to no later than September 30, 2005 (the "Funding Period"), the Pre-Funded Amount on deposit in the Pre-Funding Account will be used to purchase subsequent Mortgage Loans (the "Subsequent Mortgage Loans"). Any portion of the Original Pre-Funded Amount remaining on the last day of the Funding Period will be distributed, pro rata, as a prepayment of principal on the Class A Bonds and the Subordinate Bonds on the immediately following Payment Date.
Interest Rates:	The Interest Rate on the Offered Securities (other than the Class A-2 Bonds and the Class A-IO Bonds) for any Payment Date will be equal to the least of (a) one-month LIBOR plus the margin for such Class (subject to increase in the event that the Optional Termination is not exercised, as described above), (b) the applicable Available Funds

Rate, and (c) a fixed cap of 11.50%. The Interest Rate on the Class A-2 Bonds for any Payment Date will be equal to one-month LIBOR plus the margin for such Class (subject to increase in the event that the Optional Termination is not exercised, as described above), subject to the provisions of "*Class A-2 Bonds*" below.

The Class A-IO Bonds will accrue interest based on (i) the Notional Balance set forth below and (ii) the rates set forth below (the "Class A-IO Interest Rate"):

Period	Notional Balance ($)	Rate
1	1,647,348,000	0.25%
2	1,540,098,246	1.20%
3	1,441,601,602	1.20%
4	1,320,364,047	1.20%
5	1,209,320,224	1.20%
6	1,107,642,332	1.20%

Class A-2 Bonds:

The Class A-2 Bonds will benefit from a special derivative contract, (the "Class A-2 Derivative Contract") which will pay sufficient amounts to uncap its bond interest rate provided there is no default under the derivative contract. So long as there is no default under the Class A-2 Derivative Contract, the Class A-2 Bonds will not be subject to a maximum rate or the related Available Funds Rate. In the event of a default under the Class A-2 Derivative Contract, the bond margin on the Class A-2 Bonds will be increased and its bonds interest rate will be subject to a maximum rate and the related Available Funds Rate.

Premium Rate:

Approximately 0.19% of the Mortgage Loans, by Sample Pool Calculation Date Balance, are covered by lender-paid mortgage insurance policies. The "Premium Rate" for any period will equal the premium rate of each insured Mortgage Loan for that period expressed as a weighted average rate for all the Mortgage Loans. The Premium Rate of the Sample Pool is approximately 1.299%.

Net Mortgage Rate:

The "Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Mortgage Loans minus the sum of (a) a weighted average sub-servicing fee rate (which is expected to be approximately 0.375% as of the Closing Date), (b) a master servicing fee rate of 0.0300%, (c) a combined indenture trustee and owner trustee fee rate of approximately 0.0017%, (d) the Premium Rate and (e) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Mortgage Loans and the Pre-Funded Amount (in the case of (d), weighted on the basis of the principal balances of the related Mortgage Loans as of the prior due period).

Available Funds Rate:

For any Payment Date, the "Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the excess of (i) the Net Mortgage Rate, multiplied by a fraction equal to (x) the sum of the aggregate principal balance of the Mortgage Loans and the Pre-Funded Amount as of the end of the prior Due Period divided by (y) the aggregate principal balance of the Class A Bonds and Subordinate Bonds immediately prior to such Payment Date, over the Class A-IO Interest Rate multiplied by a fraction equal to (x) the applicable Class A-IO Notional Balance divided by (y) the aggregate principal balance of the Class A Bonds and Subordinate Bonds immediately prior to such Payment Date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Basis Risk Shortfall Carryforward: Any shortfalls in interest payments on a Class of Offered Securities (other than the Class A-2 Bonds (so long as the Class A-2 Derivative Contract has not defaulted) and the Class A-IO Bonds) resulting from any excess of (a) interest at the lesser of (i) LIBOR plus the related margin and (ii) 11.50%, over (b) the respective Available Funds Rate (any such shortfalls, "Basis Risk Shortfall Amounts"), to the extent not covered by the Derivative Contracts (as defined below), will be paid in the current month or carried forward for payment on subsequent Payment Dates, together with accrued interest thereon, to the extent of amounts available from Excess Cash Flow, as described under "*Priority of Payments*" below. Basis Risk Shortfall Amounts and Basis Risk Shortfall Carryforward are referred to collectively herein as "Basis Risk Amounts."

Derivative Contracts: The Trust will include interest rate derivative contracts for the benefit of the Class A Bonds and the Subordinate Bonds (the "Derivative Contracts"). The Derivative Contracts will have an initial aggregate notional balance of $923,233,028 on July 25, 2005 and will increase for one period, then decline thereafter. Payments received on the Derivative Contracts (net of any liabilities relating thereto) will be available to pay the Class A Bonds and the Subordinate Bonds any Basis Risk Amounts, first *pro rata* to the Class A Bonds based on entitlement, then to the Class M-1 Bonds, then to the Class M-2 Bonds, then to the Class M-3 Bonds, then to the Class M-4 Bonds, then to the Class M-5 Bonds, then to the Class M-6 Bonds and last to the Class B Bonds. Any amounts received on the Derivative Contracts remaining after payment of Basis Risk Amounts relating to the Class A Bonds and the Subordinate Bonds will be available to pay the Class A Bonds and the Subordinate Bonds in the same priority as described under "*Priority of Payments.*" None of the Derivative Contracts will have a remaining term in excess of 60 months.

In addition, the Class A-2 Bonds will benefit from the Class A-2 Derivative Contract as described above under "*Class A-2 Bonds*".

In any given period, the aggregate notional balance of the Derivative Contracts (other than the Class A-2 Derivative Contract) will not exceed the aggregate principal balance of the Class A Bonds and the Subordinate Bonds.

Credit Enhancement: The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support against Realized Losses for some or all of the Offered Securities, as the case may be:

Class	**Moody's/S&P**	**Subordination (after required target is reached)***
A	Aaa / AAA	20.35%
M-1	Aal / AA+	13.40%
M-2	Aa2 / AA	8.80%
M-3	Aa3 / AA-	5.65%
M-4	A1 / A+	4.40%
M-5	A2 / A	3.10%
M-6	A3 / A	1.95%
B	Baa2 / A-	0.35%

* Class A consists of the Class A-1, Class A-2 and Class A-3 Bonds.

1. Overcollateralization. The required initial Overcollateralization will be zero and will remain at zero through the Payment Date occurring in December 2005 after which

time the required target Overcollateralization (the "Overcollateralization Target Amount") will increase to 0.35% of the sum of the aggregate Cut-off Date Balance of the Mortgage Loans (such balance the "Cut-off Date Balance") and the Pre-Funded Amount (approximately $[411,837,000]). The required Overcollateralization amount does not stepdown.

2. Excess Cash Flow. "Excess Cash Flow" for any Payment Date will be equal to the available funds remaining after priorities 1, 2 and 3 under "Priority of Payments" below.

3. Subordination. The Subordinate Bonds will provide subordination to the Class A Bonds as described under *"Realized Losses"* below. The Class A-3 Bonds will provide additional subordination to the Class A-1 Bonds and the Class A-2 Bonds to the extent described under *"Realized Losses"* below.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance of such Mortgage Loan, in which case the amount of such insufficiency is a "Realized Loss." Realized Losses will, in effect, be absorbed first by Excess Cash Flow, and then by the reduction of overcollateralization (if any).

With respect to the Mortgage Loans, following the reduction of the Overcollateralization to zero, all allocable Realized Losses will be applied to the Subordinate Bonds, beginning with the Class B Bonds, then to the Class M-6 Bonds, then to the Class M-5 Bonds, then to the Class M-4 Bonds, then to the Class M-3 Bonds, then to the Class M-2 Bonds, then to the Class M-1 Bonds and, thereafter to the Class A Bonds, *pro rata*, based on their then unpaid principal balance; provided, however, that any losses allocable to the Class A-1 Bonds and the Class A-2 Bonds will instead be applied to the Class A-3 Bonds until the Class A-3 Bonds have been reduced to zero. Any Realized Losses allocated to the Subordinate Bonds and Class A Bonds will not bear interest and will be reimbursed as provided below in *"Priority of Payments"*.

Allocated Realized Loss Amount:

With respect to any class of Bonds, as applicable, and any Payment Date, an amount equal to the sum of any related Realized Loss allocated to that class of Bonds, as applicable, on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Payment Date.

Principal Distributions:

Principal collected on the Mortgage Loans will be distributed on each Payment Date, *pro rata*, between the Class A Bonds and the Subordinate Bonds (other than the Class A-IO Bonds) (such amount the "Principal Distribution Amount").

Priority of Payments:

Available funds from the Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee and Net Derivative Fees and will be distributed generally as follows:

1. Interest funds, from collections on the Mortgage Loans, sequentially to (i) concurrently, to the Class A-1, Class A-2, Class A-3 and Class A-IO Bonds and (ii) sequentially to the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 and Class M-6 and then to the Class B Bonds;

2. From available funds, on a *pro rata* basis, the Principal Distribution Amount to the Class A Bonds and Subordinate Bonds;
3. Excess Cash Flow, as principal to the Class A and Subordinate Bonds on a *pro rata* basis to build or restore Overcollateralization to the required Overcollateralization Target amount;
4. Any remaining Excess Cash Flow, following the distributions described in Clause 3 above, sequentially, to (i) *pro rata,* based on Allocated Realized Loss Amounts previously allocated but unreimbursed, to the Class A Bonds; provided however, that any amounts payable to the Class A-3 Bonds will first be used to reduce unpaid Allocated Realized Loss Amounts related to the Class A-1 and Class A-2 Bonds (if any) and (ii), sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Bonds and then to the Class B Bonds, in respect of Allocated Realized Loss Amounts;
5. Any remaining Excess Cash Flow, following the distributions described in Clause 4 above, (i) concurrently, to the Class A-IO Bonds and the Class A Bonds and (ii) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 Bonds and then to the Class B Bonds to cover any unpaid interest shortfall amounts.
6. Any remaining Excess Cash Flow, following the distributions described in clause 5 above, first, (i) concurrently, to the Class A Bonds and, second, (ii) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Bonds and then to the Class B Bonds, to cover any Basis Risk Amounts which are not covered by payments received in respect of the Derivative Contracts;
7. Any remaining Excess Cash Flow, following the distributions described in clause 6 above, to the Owner Trust Certificates.

[DM Tables, Available Funds Rate Schedule and Collateral Tables to follow]

Impac CMB Trust Series 2005-5, Class A-1

Price-DM Sensitivity Report

Settlement:	6/29/05
Class Balance:	$889,568,000
Pass-Thru Margin (pre-step-up):	0.28%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	28	28	28	28	28
WAL (yr)	9.59	2.88	2.25	1.37	1.06
MDUR (yr)	8.05	2.67	2.11	1.32	1.03
First Prin Pay	Jul05	Jul05	Jul05	Jul05	Jul05
Last Prin Pay	Jun15	Mar11	Dec09	Mar08	Jul07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	40	32	32	33	33
WAL (yr)	20.09	3.51	2.74	1.67	1.30
MDUR (yr)	13.72	3.13	2.50	1.58	1.25
First Prin Pay	Jul05	Jul05	Jul05	Jul05	Jul05
Last Prin Pay	May35	May24	Aug20	Oct14	Sep12

Impac CMB Trust Series 2005-5, Class A-2

Price-Yield Sensitivity Report

Settlement:	6/29/05
Class Balance:	$296,523,000
Pass-Thru Margin (pre-step-up):	0.18%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	18	18	18	18	18
WAL (yr)	9.59	2.88	2.25	1.37	1.06
MDUR (yr)	8.09	2.67	2.12	1.33	1.03
First Prin Pay	Jul05	Jul05	Jul05	Jul05	Jul05
Last Prin Pay	Jun15	Mar11	Dec09	Mar08	Jul07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	21	19	19	19	19
WAL (yr)	20.09	3.51	2.74	1.67	1.30
MDUR (yr)	13.90	3.14	2.51	1.58	1.25
First Prin Pay	Jul05	Jul05	Jul05	Jul05	Jul05
Last Prin Pay	May35	May24	Aug20	Oct14	Sep12

Impac CMB Trust Series 2005-5, Class A-3

Price-Yield Sensitivity Report

Settlement:	6/29/05
Class Balance:	$131,788,000
Pass-Thru Margin (pre-step-up):	0.33%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	33	33	33	33	33
WAL (yr)	9.59	2.88	2.25	1.37	1.06
MDUR (yr)	8.03	2.66	2.11	1.32	1.03
First Prin Pay	Jul05	Jul05	Jul05	Jul05	Jul05
Last Prin Pay	Jun15	Mar11	Dec09	Mar08	Jul07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	47	38	38	38	39
WAL (yr)	20.09	3.51	2.74	1.67	1.30
MDUR (yr)	13.65	3.13	2.50	1.58	1.24
First Prin Pay	Jul05	Jul05	Jul05	Jul05	Jul05
Last Prin Pay	May35	May24	Aug20	Oct14	Sep12

Impac CMB Trust Series 2005-5, Class A-IO

Price-Yield Sensitivity Report

Settlement:	6/29/05
Class Balance:	$1,647,348,000
Coupon	0.25%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
Yield @ 0.39795	4.25	4.25	4.25	4.25	4.25
MDUR (yr)	0.29	0.29	0.29	0.29	0.29

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
Yield @ 0.39795	4.25	4.25	4.25	4.25	4.25
MDUR (yr)	0.29	0.29	0.29	0.29	0.29

Impac CMB Trust Series 2005-5, Class M-1

Price-DM Sensitivity Report

Settlement: 6/29/05
Class Balance: $114,491,000
Pass-Thru Margin (pre-step-up): 0.52%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	52	52	52	52	52
WAL (yr)	9.59	2.88	2.25	1.37	1.06
MDUR (yr)	7.95	2.65	2.10	1.32	1.03
First Prin Pay	Jul05	Jul05	Jul05	Jul05	Jul05
Last Prin Pay	Jun15	Mar11	Dec09	Mar08	Jul07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	63	56	56	56	56
WAL (yr)	20.09	3.51	2.74	1.67	1.30
MDUR (yr)	13.41	3.10	2.48	1.57	1.24
First Prin Pay	Jul05	Jul05	Jul05	Jul05	Jul05
Last Prin Pay	May35	May24	Aug20	Oct14	Sep12

Impac CMB Trust Series 2005-5, Class M-2

Price-DM Sensitivity Report

Settlement:	6/29/05
Class Balance:	$75,778,000
Pass-Thru Margin (pre-step-up):	0.54%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	54	54	54	54	54
WAL (yr)	9.59	2.88	2.25	1.37	1.06
MDUR (yr)	7.95	2.65	2.10	1.32	1.03
First Prin Pay	Jul05	Jul05	Jul05	Jul05	Jul05
Last Prin Pay	Jun15	Mar11	Dec09	Mar08	Jul07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	65	58	58	58	59
WAL (yr)	20.09	3.51	2.74	1.67	1.30
MDUR (yr)	13.38	3.10	2.48	1.57	1.24
First Prin Pay	Jul05	Jul05	Jul05	Jul05	Jul05
Last Prin Pay	May35	May24	Aug20	Oct14	Sep12

Impac CMB Trust Series 2005-5, Class M-3

Price-DM Sensitivity Report

Settlement:	6/29/05
Class Balance:	$51,891,000
Pass-Thru Margin (pre-step-up):	0.57%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	57	57	57	57	57
WAL (yr)	9.59	2.88	2.25	1.37	1.06
MDUR (yr)	7.93	2.65	2.10	1.32	1.03
First Prin Pay	Jul05	Jul05	Jul05	Jul05	Jul05
Last Prin Pay	Jun15	Mar11	Dec09	Mar08	Jul07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	69	61	61	62	62
WAL (yr)	20.09	3.51	2.74	1.67	1.30
MDUR (yr)	13.34	3.10	2.48	1.57	1.24
First Prin Pay	Jul05	Jul05	Jul05	Jul05	Jul05
Last Prin Pay	May35	May24	Aug20	Oct14	Sep12

Impac CMB Trust Series 2005-5, Class M-4

Price-DM Sensitivity Report

Settlement:	6/29/05
Class Balance:	$20,592,000
Pass-Thru Margin (pre-step-up):	0.70%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	70	70	70	70	70
WAL (yr)	9.59	2.88	2.25	1.37	1.06
MDUR (yr)	7.88	2.64	2.10	1.32	1.03
First Prin Pay	Jul05	Jul05	Jul05	Jul05	Jul05
Last Prin Pay	Jun15	Mar11	Dec09	Mar08	Jul07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	84	75	75	76	76
WAL (yr)	20.09	3.51	2.74	1.67	1.30
MDUR (yr)	13.16	3.09	2.47	1.57	1.24
First Prin Pay	Jul05	Jul05	Jul05	Jul05	Jul05
Last Prin Pay	May35	May24	Aug20	Oct14	Sep12

Impac CMB Trust Series 2005-5, Class M-5

Price-DM Sensitivity Report

Settlement:	6/29/05
Class Balance:	$21,416,000
Pass-Thru Margin (pre-step-up):	0.75%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	75	75	75	75	75
WAL (yr)	9.59	2.88	2.25	1.37	1.06
MDUR (yr)	7.86	2.63	2.09	1.31	1.02
First Prin Pay	Jul05	Jul05	Jul05	Jul05	Jul05
Last Prin Pay	Jun15	Mar11	Dec09	Mar08	Jul07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	90	80	81	81	81
WAL (yr)	20.09	3.51	2.74	1.67	1.30
MDUR (yr)	13.09	3.08	2.47	1.57	1.24
First Prin Pay	Jul05	Jul05	Jul05	Jul05	Jul05
Last Prin Pay	May35	May24	Aug20	Oct14	Sep12

Impac CMB Trust Series 2005-5, Class M-6

Price-DM Sensitivity Report

Settlement:	6/29/05
Class Balance:	$18,945,000
Pass-Thru Margin (pre-step-up):	0.80%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	80	80	80	80	80
WAL (yr)	9.59	2.88	2.25	1.37	1.06
MDUR (yr)	7.84	2.63	2.09	1.31	1.02
First Prin Pay	Jul05	Jul05	Jul05	Jul05	Jul05
Last Prin Pay	Jun15	Mar11	Dec09	Mar08	Jul07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	96	86	86	86	87
WAL (yr)	20.09	3.51	2.74	1.67	1.30
MDUR (yr)	13.03	3.08	2.47	1.56	1.24
First Prin Pay	Jul05	Jul05	Jul05	Jul05	Jul05
Last Prin Pay	May35	May24	Aug20	Oct14	Sep12

Impac CMB Trust Series 2005-5, Class B

Price-DM Sensitivity Report

Settlement:	6/29/05
Class Balance:	$26,356,000
Pass-Thru Margin (pre-step-up):	1.55%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	155	155	155	155	155
WAL (yr)	9.59	2.88	2.25	1.37	1.06
MDUR (yr)	7.55	2.58	2.06	1.30	1.02
First Prin Pay	Jul05	Jul05	Jul05	Jul05	Jul05
Last Prin Pay	Jun15	Mar11	Dec09	Mar08	Jul07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	184	166	166	167	168
WAL (yr)	20.09	3.51	2.74	1.67	1.30
MDUR (yr)	12.10	3.00	2.42	1.54	1.22
First Prin Pay	Jul05	Jul05	Jul05	Jul05	Jul05
Last Prin Pay	May35	May24	Aug20	Oct14	Sep12

[Available Funds Rate Schedule and Collateral Tables to follow]

Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	4.01	4.01
2	3.92	9.76
3	3.92	9.91
4	4.16	10.30
5	4.48	10.84
6	4.72	11.21
7	5.59	12.21
8	5.57	12.29
9	5.90	12.70
10	5.62	12.51
11	5.78	12.90
12	5.74	12.90
13	5.87	13.08
14	5.81	13.05
15	5.82	13.09
16	5.93	13.28
17	5.86	13.41
18	5.96	13.59
19	5.88	13.55
20	5.88	13.59
21	6.20	14.01
22	5.90	13.72
23	6.08	14.22
24	6.11	14.14
25	6.32	12.77
26	6.19	12.49
27	6.21	12.54
28	6.36	12.78
29	6.23	12.87
30	6.37	13.16
31	6.38	13.25
32	6.40	13.30
33	6.82	13.87
34	6.57	13.68
35	6.76	14.21
36	6.64	12.99
37	6.87	12.45
38	6.70	12.25
39	6.71	12.32
40	6.89	12.61
41	6.73	12.50
42	6.91	12.82
43	6.75	12.68
44	6.76	12.73
45	7.33	13.63
46	6.77	12.82
47	6.97	13.17
48	6.80	12.92
49	6.99	13.27
50	6.82	13.02
51	6.83	13.08
52	7.01	13.37
53	6.85	13.12
54	7.04	13.45

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month LIBOR, 6-Month LIBOR and 1-Year LIBOR forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that the 1-Month LIBOR, 6-Month LIBOR, 1-Year CMT and 1-Year LIBOR curves instantaneously increase by 1000 basis points in period 2. Assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

$1,647,348,801 Adjustable Rate Mortgage Loans

Summary of Loans in Sample Calculation Pool (As of Sample Calculation Date)			**Range**
Total Number of Loans		6,097	
Total Outstanding Balance		$1,647,348,801	
Average Loan Balance		$270,190	$33,500 to $2,000,000
WA Mortgage Rate		5.914%	1.875% to 11.125%
WA Mortgage Rate Net LPMI		5.911%	1.875% to 11.125%
Net WAC		5.504%	1.468% to 10.718%
ARM Characteristics			
WA Gross Margin		3.258%	1.250% to 9.990%
WA Months to First Roll		29	1 to 119
WA First Periodic Cap		2.921%	1.000% to 6.000%
WA Subsequent Periodic Cap		1.264%	1.000% to 6.000%
WA Lifetime Cap		11.934%	7.875% to 18.125%
WA Lifetime Floor		3.423%	1.250% to 11.125%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		350	281 to 360
WA Age (months)		10	0 to 79
WA LTV		75.74%	14.36% to 100.00%
WA FICO		701	
WA DTI%		37.83%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		72.51%	
Prepay Moves Exempted	Soft	34.39%	
	Hard	38.12%	
	No Prepay	27.49%	
	Unknown	0.00%	

Top States		Top Prop Types		Top Doc Types		Top Purpose Codes		Top Occ Codes		Top Orig PP Term	
CA	51.98%	SFR	61.16%	SIVA	40.80%	PUR	60.82%	OWNER	78.47%	0	27.49%
FL	9.60%	PUD	19.35%	FULL/ALT	20.46%	REFI/CO	30.06%	INV HM	17.43%	6	3.35%
AZ	3.36%	CND	9.66%	SISA	11.53%	REFI	9.12%	2ND HM	4.10%	7	1.03%
VA	3.32%	2-4 FAMILY	8.36%	NINA	8.07%					12	17.59%
NV	3.21%	CNDP	1.05%	NO RATIO	7.76%					24	23.34%
										36	21.06%
										42	0.02%
										60	6.11%

$1,647,348,801 Adjustable Rate Mortgage Loans

Description								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB1M	$1,692,807	6	0.10	$282,135	5.964	359.73	669	77.13
30Y LIB1M - IO	$23,688,390	60	1.44	$394,807	5.674	359.00	698	74.37
30Y LIB6M	$243,569,742	1,044	14.79	$233,304	5.585	325.01	686	78.95
30Y LIB6M - IO	$187,096,298	543	11.36	$344,560	5.609	348.53	701	75.01
30Y LIB12M	$2,606,816	12	0.16	$217,235	5.865	359.59	664	77.48
30Y LIB12M - IO	$49,378,764	143	3.00	$345,306	5.609	359.27	701	75.91
2/28 LIB6M	$79,992,392	417	4.86	$191,828	6.248	337.33	665	79.51
2/28 LIB6M - IO	$239,006,799	811	14.51	$294,706	6.184	358.72	698	75.14
3/27 LIB6M	$96,891,954	471	5.88	$205,715	5.886	350.07	691	78.49
3/27 LIB6M - IO	$150,491,247	563	9.14	$267,302	5.979	356.61	708	76.35
3/1 LIB12M	$11,201,458	37	0.68	$302,742	5.771	351.61	720	75.83
3/1 LIB12M - IO	$74,679,049	258	4.53	$289,454	5.797	357.47	703	76.32
3/1 CMT1Y	$763,029	5	0.05	$152,606	5.267	349.87	704	89.20
5/25 LIB6M	$57,046,057	237	3.46	$240,701	6.177	354.24	709	73.69
5/25 LIB6M - IO	$295,489,105	1,049	17.94	$281,686	6.074	358.51	718	72.58
5/1 LIB12M	$7,412,550	34	0.45	$218,016	5.816	353.82	718	72.94
5/1 LIB12M - IO	$93,757,064	315	5.69	$297,641	6.109	354.96	709	77.86
5/1 CMT1Y	$212,537	2	0.01	$106,269	6.021	354.00	696	83.56
5/1 CMT1Y - IO	$203,980	1	0.01	$203,980	5.500	359.00	726	76.97
7/23 LIB6M	$4,537,780	11	0.28	$412,525	5.519	359.31	728	59.00
7/23 LIB6M - IO	$15,372,705	43	0.93	$357,505	5.777	359.15	730	60.21
7/1 LIB12M	$3,657,443	9	0.22	$406,383	5.267	356.32	740	73.40
7/1 LIB12M - IO	$7,601,057	24	0.46	$316,711	5.467	357.55	746	74.00
10/20 LIB6M - IO	$432,000	1	0.03	$432,000	6.125	359.00	723	80.00
10/1 LIB12M - IO	$567,780	1	0.03	$567,780	5.500	359.00	794	80.00
	$1,647,348,801	**6,097**	**100.00**	**$270,190**	**5.914**	**350.32**	**701**	**75.74**

Range of Current Balance								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$476,236	11	0.03	$43,294	6.569	322.96	663	75.93
$50,000.01 - $100,000.00	$37,567,103	443	2.28	$84,802	6.199	343.72	694	77.49
$100,000.01 - $150,000.00	$140,206,442	1,111	8.51	$126,198	6.042	347.15	697	78.79
$150,000.01 - $200,000.00	$185,904,006	1,061	11.29	$175,216	5.996	348.40	696	77.82
$200,000.01 - $250,000.00	$181,462,073	805	11.02	$225,419	5.905	348.28	703	77.47
$250,000.01 - $300,000.00	$184,002,562	669	11.17	$275,041	5.867	349.70	697	76.99
$300,000.01 - $350,000.00	$181,942,332	561	11.04	$324,318	5.921	350.03	700	76.96
$350,000.01 - $400,000.00	$168,880,657	450	10.25	$375,290	5.912	349.60	697	76.49
$400,000.01 - $450,000.00	$107,657,151	253	6.54	$425,522	5.833	350.47	703	76.19
$450,000.01 - $500,000.00	$100,936,357	212	6.13	$476,115	5.799	351.05	700	75.11
$500,000.01 - $550,000.00	$68,467,495	130	4.16	$526,673	5.781	352.07	715	73.57
$550,000.01 - $600,000.00	$59,939,254	104	3.64	$576,339	5.941	353.64	704	74.46
$600,000.01 - $650,000.00	$65,620,990	104	3.98	$630,971	5.861	354.95	706	71.61
$650,000.01 - $700,000.00	$24,391,852	36	1.48	$677,551	5.768	353.42	716	70.23

$1,647,348,801 Adjustable Rate Mortgage Loans

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$700,000.01 - $750,000.00	$24,915,327	34	1.51	$732,804	5.852	353.75	700	67.60
$750,000.01 - $800,000.00	$11,638,857	15	0.71	$775,924	6.279	358.48	706	73.01
$800,000.01 - $850,000.00	$9,167,756	11	0.56	$833,432	5.478	355.22	692	64.30
$850,000.01 - $900,000.00	$10,572,112	12	0.64	$881,009	6.384	355.69	722	74.86
$900,000.01 - $950,000.00	$10,316,021	11	0.63	$937,820	6.152	355.84	701	71.88
$950,000.01 - $1,000,000.00	$43,599,418	44	2.65	$990,896	5.992	357.87	712	66.06
$1,050,000.01 - $1,100,000.00	$2,179,500	2	0.13	$1,089,750	5.375	360.00	738	72.49
$1,150,000.01 - $1,200,000.00	$1,182,000	1	0.07	$1,182,000	5.500	358.00	734	60.00
$1,200,000.01 - $1,250,000.00	$1,220,100	1	0.07	$1,220,100	4.750	359.00	797	70.00
$1,250,000.01 - $1,300,000.00	$1,275,000	1	0.08	$1,275,000	5.625	360.00	777	75.00
$1,350,000.01 - $1,400,000.00	$2,781,250	2	0.17	$1,390,625	5.939	359.00	744	67.52
$1,400,000.01 - $1,450,000.00	$1,425,000	1	0.09	$1,425,000	5.500	360.00	714	75.00
$1,450,000.01 - $1,500,000.00	$7,495,000	5	0.45	$1,499,000	5.574	359.20	717	59.91
$1,500,000.01 - $1,550,000.00	$1,531,200	1	0.09	$1,531,200	6.500	353.00	653	60.00
$1,550,000.01 - $1,600,000.00	$3,200,000	2	0.19	$1,600,000	5.625	360.00	663	59.05
$1,600,000.01 - $1,650,000.00	$1,645,000	1	0.10	$1,645,000	6.125	359.00	706	70.00
$1,850,000.01 - $1,900,000.00	$3,750,750	2	0.23	$1,875,375	4.937	359.51	719	70.00
$1,950,000.01 - $2,000,000.00	$2,000,000	1	0.12	$2,000,000	5.750	360.00	751	58.82
	$1,647,348,801	**6,097**	**100.00**	**$270,190**	**5.914**	**350.32**	**701**	**75.74**

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$256,456	6	0.02	$42,743	7.433	324.71	627	77.68
$50,000.01 - $100,000.00	$33,830,559	405	2.05	$83,532	6.262	345.84	695	77.35
$100,000.01 - $150,000.00	$137,403,274	1,105	8.34	$124,347	6.046	347.50	698	78.52
$150,000.01 - $200,000.00	$184,329,125	1,065	11.19	$173,079	6.005	348.71	696	77.88
$200,000.01 - $250,000.00	$177,407,821	798	10.77	$222,316	5.904	348.88	703	77.36
$250,000.01 - $300,000.00	$185,877,496	683	11.28	$272,149	5.861	349.41	698	76.90
$300,000.01 - $350,000.00	$178,533,391	556	10.84	$321,103	5.942	350.43	700	77.23
$350,000.01 - $400,000.00	$172,244,851	465	10.46	$370,419	5.897	349.01	697	76.64
$400,000.01 - $450,000.00	$109,415,360	261	6.64	$419,216	5.850	350.31	701	76.15
$450,000.01 - $500,000.00	$105,843,360	224	6.43	$472,515	5.788	349.85	701	75.64
$500,000.01 - $550,000.00	$68,634,324	131	4.17	$523,926	5.770	352.08	711	73.54
$550,000.01 - $600,000.00	$62,482,148	109	3.79	$573,231	5.914	352.39	706	74.54
$600,000.01 - $650,000.00	$65,547,522	104	3.98	$630,265	5.882	354.95	706	71.30
$650,000.01 - $700,000.00	$24,266,236	36	1.47	$674,062	5.710	353.63	715	71.16
$700,000.01 - $750,000.00	$24,818,853	34	1.51	$729,966	5.897	353.66	704	67.19
$750,000.01 - $800,000.00	$13,117,917	17	0.80	$771,642	6.114	354.81	707	71.53
$800,000.01 - $850,000.00	$8,340,216	10	0.51	$834,022	5.438	356.41	687	63.73
$850,000.01 - $900,000.00	$10,524,141	12	0.64	$877,012	6.459	355.76	718	76.28
$900,000.01 - $950,000.00	$10,261,688	11	0.62	$932,881	6.101	355.65	713	71.88
$950,000.01 - $1,000,000.00	$44,529,262	45	2.70	$989,539	5.984	357.24	711	65.81
$1,050,000.01 - $1,100,000.00	$2,179,500	2	0.13	$1,089,750	5.375	360.00	738	72.49

$1,647,348,801 Adjustable Rate Mortgage Loans

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$1,150,000.01 - $1,200,000.00	$1,182,000	1	0.07	$1,182,000	5.500	358.00	734	60.00
$1,200,000.01 - $1,250,000.00	$1,220,100	1	0.07	$1,220,100	4.750	359.00	797	70.00
$1,250,000.01 - $1,300,000.00	$1,275,000	1	0.08	$1,275,000	5.625	360.00	777	75.00
$1,350,000.01 - $1,400,000.00	$2,781,250	2	0.17	$1,390,625	5.939	359.00	744	67.52
$1,400,000.01 - $1,450,000.00	$1,425,000	1	0.09	$1,425,000	5.500	360.00	714	75.00
$1,450,000.01 - $1,500,000.00	$7,495,000	5	0.45	$1,499,000	5.574	359.20	717	59.91
$1,500,000.01 - $1,550,000.00	$1,531,200	1	0.09	$1,531,200	6.500	353.00	653	60.00
$1,550,000.01 - $1,600,000.00	$3,200,000	2	0.19	$1,600,000	5.625	360.00	663	59.05
$1,600,000.01 - $1,650,000.00	$1,645,000	1	0.10	$1,645,000	6.125	359.00	706	70.00
$1,850,000.01 - $1,900,000.00	$3,750,750	2	0.23	$1,875,375	4.937	359.51	719	70.00
$1,950,000.01 - $2,000,000.00	$2,000,000	1	0.12	$2,000,000	5.750	360.00	751	58.82
	$1,647,348,801	**6,097**	**100.00**	**$270,190**	**5.914**	**350.32**	**701**	**75.74**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AL	$5,080,803	23	0.31	$220,904	5.941	356.93	695	76.93
AR	$278,299	2	0.02	$139,149	5.523	340.87	675	81.06
AZ	$55,358,711	287	3.36	$192,887	5.979	353.50	711	76.50
CA	$856,278,474	2,487	51.98	$344,302	5.797	350.76	705	73.85
CO	$36,933,481	165	2.24	$223,839	5.795	341.79	693	78.69
CT	$10,220,693	41	0.62	$249,285	6.194	346.59	692	78.24
DC	$2,042,683	7	0.12	$291,812	5.525	333.77	741	70.57
DE	$3,606,851	13	0.22	$277,450	6.613	354.50	694	73.86
FL	$158,205,289	740	9.60	$213,791	6.232	353.48	701	78.75
GA	$36,984,359	195	2.25	$189,663	5.793	344.90	685	80.23
HI	$36,650,961	82	2.22	$446,963	5.931	353.89	722	69.84
IA	$1,118,493	6	0.07	$186,415	5.721	331.18	645	78.70
ID	$2,293,851	16	0.14	$143,366	6.227	355.95	694	80.30
IL	$24,697,928	108	1.50	$228,685	6.169	347.72	694	77.56
IN	$3,961,850	26	0.24	$152,379	5.767	350.71	686	79.41
KS	$1,432,146	9	0.09	$159,127	5.767	355.40	731	78.66
KY	$2,175,560	18	0.13	$120,864	6.210	349.50	673	84.07
LA	$1,882,262	13	0.11	$144,789	6.240	350.49	698	83.34
MA	$24,688,064	89	1.50	$277,394	6.105	354.57	696	76.33
MD	$34,426,844	147	2.09	$234,196	6.082	352.11	699	77.99
ME	$1,802,334	8	0.11	$225,292	6.588	355.86	689	80.59
MI	$12,522,658	82	0.76	$152,715	5.797	331.02	669	79.72
MN	$19,993,088	100	1.21	$199,931	5.986	353.79	714	78.08
MO	$7,703,600	44	0.47	$175,082	6.081	349.38	701	75.34
MS	$943,540	5	0.06	$188,708	6.227	359.29	706	73.52
MT	$97,381	1	0.01	$97,381	5.770	354.00	723	80.00
NC	$12,950,198	77	0.79	$168,184	5.947	340.27	681	79.57
ND	$262,443	3	0.02	$87,481	6.216	353.74	710	80.00
NE	$292,232	3	0.02	$97,411	6.295	347.48	661	86.35

$1,647,348,801 Adjustable Rate Mortgage Loans

State								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
NH	$1,842,136	8	0.11	$230,267	6.295	357.60	713	79.05
NJ	$33,570,936	138	2.04	$243,268	6.029	347.48	688	77.25
NM	$2,016,346	14	0.12	$144,025	5.935	333.38	652	85.52
NV	$52,948,141	199	3.21	$266,071	6.031	355.08	704	75.67
NY	$30,305,961	84	1.84	$360,785	5.855	348.43	698	73.67
OH	$10,591,337	72	0.64	$147,102	5.737	344.37	685	77.02
OK	$1,424,794	9	0.09	$158,310	5.936	336.59	680	87.29
OR	$15,622,964	89	0.95	$175,539	6.087	349.48	690	79.16
PA	$8,663,355	44	0.53	$196,894	6.195	352.68	691	80.08
RI	$1,490,559	9	0.09	$165,618	6.073	352.05	677	75.37
SC	$8,128,474	42	0.49	$193,535	5.878	339.27	680	77.66
SD	$157,920	1	0.01	$157,920	5.530	358.00	675	79.36
TN	$5,684,554	43	0.35	$132,199	6.316	346.63	677	82.53
TX	$18,538,291	126	1.13	$147,129	6.035	338.72	670	81.41
UT	$10,324,823	58	0.63	$178,014	5.874	341.75	681	78.94
VA	$54,689,164	191	3.32	$286,331	6.130	351.75	689	80.24
VT	$449,729	2	0.03	$224,864	5.651	359.40	688	80.00
WA	$32,086,032	154	1.95	$208,351	5.900	345.71	707	78.56
WI	$3,097,871	15	0.19	$206,525	6.281	353.94	701	76.96
WY	$830,337	2	0.05	$415,168	5.326	358.22	757	81.57
	$1,647,348,801	**6,097**	**100.00**	**$270,190**	**5.914**	**350.32**	**701**	**75.74**

Loan-to-Value Ratios(Include CLTVs for 2nd Liens)								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 20.00	$764,401	3	0.05	$254,800	5.514	357.88	732	19.08
20.01 - 25.00	$576,414	5	0.03	$115,283	5.757	345.93	763	23.06
25.01 - 30.00	$3,092,135	15	0.19	$206,142	5.620	348.66	699	27.55
30.01 - 35.00	$5,109,112	20	0.31	$255,456	5.510	342.77	730	32.69
35.01 - 40.00	$8,375,882	34	0.51	$246,349	5.678	344.63	745	38.12
40.01 - 45.00	$11,755,276	36	0.71	$326,535	5.802	348.47	705	43.11
45.01 - 50.00	$25,761,979	80	1.56	$322,025	5.689	353.16	709	48.08
50.01 - 55.00	$29,589,343	97	1.80	$305,045	5.634	348.04	700	52.88
55.01 - 60.00	$46,355,879	142	2.81	$326,450	5.577	351.18	715	58.33
60.01 - 65.00	$115,214,042	314	6.99	$366,924	5.628	355.14	706	63.84
65.01 - 70.00	$296,559,740	973	18.00	$304,789	5.786	353.34	709	69.49
70.01 - 75.00	$100,434,385	331	6.10	$303,427	5.929	350.06	706	74.03
75.01 - 80.00	$764,629,325	2,917	46.42	$262,129	5.972	352.35	702	79.72
80.01 - 85.00	$26,013,319	107	1.58	$243,115	5.926	344.32	670	84.12
85.01 - 90.00	$129,268,292	595	7.85	$217,258	6.130	336.91	681	89.65
90.01 - 95.00	$69,739,698	361	4.23	$193,185	6.245	335.89	664	94.86
95.01 - 100.00	$14,109,581	67	0.86	$210,591	6.607	349.13	716	99.62
	$1,647,348,801	**6,097**	**100.00**	**$270,190**	**5.914**	**350.32**	**701**	**75.74**

$1,647,348,801 Adjustable Rate Mortgage Loans

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
< 2.000	$420,000	1	0.03	$420,000	1.875	360.00	712	80.00
2.500 - 2.999	$1,778,100	5	0.11	$355,620	2.990	358.59	748	70.35
3.000 - 3.499	$358,432	1	0.02	$358,432	3.490	358.00	702	79.65
3.500 - 3.999	$1,779,792	4	0.11	$444,948	3.706	336.22	719	70.14
4.000 - 4.499	$10,357,586	29	0.63	$357,158	4.238	344.26	697	73.16
4.500 - 4.999	$102,052,163	319	6.19	$319,913	4.788	347.59	715	72.23
5.000 - 5.499	$281,341,694	1,015	17.08	$277,184	5.223	346.11	709	74.04
5.500 - 5.999	$589,217,530	2,118	35.77	$278,195	5.711	349.43	707	74.51
6.000 - 6.499	$306,703,738	1,228	18.62	$249,759	6.190	352.54	697	76.58
6.500 - 6.999	$241,294,013	904	14.65	$266,918	6.680	354.71	689	78.20
7.000 - 7.499	$58,061,864	228	3.52	$254,657	7.165	353.75	684	82.53
7.500 - 7.999	$34,971,777	150	2.12	$233,145	7.696	356.11	676	81.00
8.000 - 8.499	$8,907,898	42	0.54	$212,093	8.170	352.87	659	83.87
8.500 - 8.999	$4,815,596	21	0.29	$229,314	8.598	347.56	667	84.38
9.000 - 9.499	$2,957,164	14	0.18	$211,226	9.116	343.29	644	84.63
9.500 - 9.999	$1,057,602	9	0.06	$117,511	9.773	313.39	599	90.37
10.000 - 10.499	$642,961	4	0.04	$160,740	10.235	302.82	580	87.33
10.500 - 10.999	$513,000	3	0.03	$171,000	10.780	349.63	612	95.00
11.000 - 11.499	$117,891	2	0.01	$58,945	11.049	287.60	526	84.98
	$1,647,348,801	**6,097**	**100.00**	**$270,190**	**5.914**	**350.32**	**701**	**75.74**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$1,007,588,589	3,742	61.16	$269,265	5.872	349.47	698	75.73
PUD	$318,809,885	1,203	19.35	$265,012	5.914	349.92	701	77.09
CND	$159,084,083	680	9.66	$233,947	5.981	352.01	711	77.04
2-4 FAMILY	$137,798,823	394	8.36	$349,743	6.136	354.95	715	71.76
CNDP	$17,225,671	51	1.05	$337,758	5.915	351.04	720	72.06
CNDH	$3,463,677	9	0.21	$384,853	6.204	359.63	727	68.55
TWN	$3,286,736	17	0.20	$193,337	5.786	358.82	723	77.26
MANUF	$91,338	1	0.01	$91,338	5.500	326.00	677	80.00
	$1,647,348,801	**6,097**	**100.00**	**$270,190**	**5.914**	**350.32**	**701**	**75.74**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$1,001,951,460	3,817	60.82	$262,497	5.988	351.71	707	78.52
REFI/CO	$495,126,719	1,717	30.06	$288,367	5.832	348.93	691	70.87
REFI	$150,270,622	563	9.12	$266,911	5.690	345.63	699	73.21
	$1,647,348,801	**6,097**	**100.00**	**$270,190**	**5.914**	**350.32**	**701**	**75.74**

$1,647,348,801 Adjustable Rate Mortgage Loans

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OWNER	$1,292,631,652	4,622	78.47	$279,669	5.856	349.32	697	76.60
INV HM	$287,124,629	1,210	17.43	$237,293	6.134	354.05	719	72.21
2ND HM	$67,592,521	265	4.10	$255,066	6.074	353.48	717	74.28
	$1,647,348,801	6,097	100.00	$270,190	5.914	350.32	701	75.74

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
241 - 300	$3,980,981	30	0.24	$132,699	7.762	285.99	611	86.27
301 - 360	$1,643,367,820	6,067	99.76	$270,870	5.909	350.47	701	75.71
	$1,647,348,801	6,097	100.00	$270,190	5.914	350.32	701	75.74

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SIVA	$672,167,287	2,254	40.80	$298,211	5.990	355.67	711	75.11
FULL/ALT	$336,997,468	1,393	20.46	$241,922	5.680	352.64	705	75.90
SISA	$189,997,939	641	11.53	$296,409	5.945	355.90	702	73.51
NINA	$133,021,139	496	8.07	$268,188	6.134	349.64	696	71.58
NO RATIO	$127,788,455	528	7.76	$242,024	5.704	326.36	698	80.57
NISA	$96,085,705	469	5.83	$204,874	5.824	324.97	664	85.65
SIVA2	$56,931,359	201	3.46	$283,241	6.340	355.64	656	76.71
SINA	$29,526,970	105	1.79	$281,209	5.996	344.29	663	67.38
SIVA6	$2,590,500	2	0.16	$1,295,250	6.239	360.00	662	68.82
NAV	$1,744,000	4	0.11	$436,000	5.928	359.06	731	67.79
LISA	$497,979	4	0.03	$124,495	6.324	322.32	676	77.89
	$1,647,348,801	6,097	100.00	$270,190	5.914	350.32	701	75.74

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Not Required	$4,422,969	14	0.27	$315,926	6.268	359.04	N/A	61.59
801 - 820	$25,776,528	97	1.56	$265,737	5.669	346.77	807	72.66
781 - 800	$93,786,491	335	5.69	$279,960	5.587	347.25	789	72.07
761 - 780	$132,055,091	486	8.02	$271,718	5.742	350.73	770	73.41
741 - 760	$165,447,172	585	10.04	$282,816	5.706	351.67	751	75.26
721 - 740	$199,919,735	712	12.14	$280,786	5.841	352.30	730	75.54
701 - 720	$224,584,520	842	13.63	$266,727	5.854	351.70	710	75.80
681 - 700	$242,958,948	869	14.75	$279,585	5.962	351.50	690	76.54
661 - 680	$222,517,850	867	13.51	$256,653	6.074	352.72	671	76.53

$1,647,348,801 Adjustable Rate Mortgage Loans

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
641 - 660	$147,039,630	530	8.93	$277,433	6.174	351.49	651	76.71
621 - 640	$96,281,552	351	5.84	$274,306	6.175	351.63	631	76.20
601 - 620	$34,908,073	135	2.12	$258,578	6.193	343.98	613	74.49
581 - 600	$12,875,312	56	0.78	$229,916	6.095	327.58	592	78.59
561 - 580	$7,272,277	37	0.44	$196,548	5.686	321.00	571	84.18
541 - 560	$11,033,506	51	0.67	$216,343	5.909	321.90	552	82.55
521 - 540	$9,761,243	50	0.59	$195,225	6.069	323.45	529	84.45
501 - 520	$6,380,985	34	0.39	$187,676	5.838	322.10	512	85.21
<= 500	$10,326,918	46	0.63	$224,498	5.695	323.15	481	82.45
	$1,647,348,801	**6,097**	**100.00**	**$270,190**	**5.914**	**350.32**	**701**	**75.74**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$452,910,501	1,680	27.49	$269,590	5.886	351.58	706	76.40
6	$55,159,722	131	3.35	$421,067	6.015	356.73	692	70.25
7	$16,976,853	51	1.03	$332,879	5.876	358.36	723	71.55
12	$289,848,264	945	17.59	$306,718	5.790	349.96	704	74.13
24	$384,496,208	1,381	23.34	$278,419	5.997	351.07	694	75.09
36	$346,968,580	1,518	21.06	$228,570	6.000	350.78	701	78.12
42	$308,886	2	0.02	$154,443	5.839	342.08	652	81.87
60	$100,679,787	389	6.11	$258,817	5.727	336.39	699	75.40
	$1,647,348,801	**6,097**	**100.00**	**$270,190**	**5.914**	**350.32**	**701**	**75.74**

Range of Months to Roll (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 6	4	$517,866,836	1,992	31.44	$259,973	5.656	334.76	690	77.46
7 - 12	11	$53,606,369	158	3.25	$339,281	5.640	358.17	699	75.53
13 - 18	17	$1,509,520	7	0.09	$215,646	5.446	351.89	691	78.26
19 - 24	23	$275,193,274	961	16.71	$286,361	6.225	358.63	695	75.20
25 - 31	29	$150,317,363	662	9.12	$227,066	5.893	351.90	695	79.04
32 - 37	35	$174,129,784	630	10.57	$276,396	5.871	358.72	712	75.04
43 - 49	49	$1,325,436	3	0.08	$441,812	6.052	349.00	692	80.00
50 - 55	53	$66,081,936	253	4.01	$261,193	6.260	353.00	700	78.20
56 - 61	59	$375,149,520	1,342	22.77	$279,545	6.074	358.87	717	73.21
68 - 73	70	$514,101	1	0.03	$514,101	4.500	346.00	711	74.96
74 - 79	78	$646,760	2	0.04	$323,380	4.934	354.00	727	71.88
80 - 85	83	$30,008,124	84	1.82	$357,240	5.637	358.76	735	64.62
> 85	119	$999,780	2	0.06	$499,890	5.770	359.00	763	80.00
		$1,647,348,801	**6,097**	**100.00**	**$270,190**	**5.914**	**350.32**	**701**	**75.74**

$1,647,348,801 Adjustable Rate Mortgage Loans

Range of Margin (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.250 - 1.499	$638,792	1	0.04	$638,792	3.500	324.00	727	70.00
1.500 - 1.749	$5,309,279	11	0.32	$482,662	4.897	343.18	739	69.16
1.750 - 1.999	$3,641,022	13	0.22	$280,079	4.780	335.52	752	66.21
2.000 - 2.249	$13,488,696	47	0.82	$286,994	4.842	327.72	705	75.70
2.250 - 2.499	$401,396,117	1,401	24.37	$286,507	5.806	353.87	716	74.28
2.500 - 2.749	$130,344,549	519	7.91	$251,146	5.355	326.58	704	76.51
2.750 - 2.999	$241,797,120	823	14.68	$293,800	5.849	345.81	693	77.20
3.000 - 3.249	$175,632,526	647	10.66	$271,457	5.910	349.84	704	74.31
3.250 - 3.499	$147,071,902	552	8.93	$266,435	6.196	353.64	699	75.43
3.500 - 3.749	$154,655,256	583	9.39	$265,275	6.175	357.22	698	72.69
3.750 - 3.999	$31,635,048	125	1.92	$253,080	6.151	348.61	701	74.28
4.000 - 4.249	$70,989,156	214	4.31	$331,725	5.820	356.11	693	75.58
4.250 - 4.499	$14,781,174	56	0.90	$263,950	6.746	356.10	672	79.45
4.500 - 4.749	$7,805,322	34	0.47	$229,568	6.257	350.77	664	78.50
4.750 - 4.999	$29,000,805	113	1.76	$256,644	6.031	355.13	684	79.05
5.000 - 5.249	$88,204,619	352	5.35	$250,581	6.250	357.85	690	78.92
5.250 - 5.499	$26,788,212	122	1.63	$219,576	5.897	354.75	696	79.24
5.500 - 5.749	$20,047,733	100	1.22	$200,477	6.019	354.53	696	81.08
5.750 - 5.999	$26,878,315	116	1.63	$231,710	5.949	354.80	697	79.03
6.000 - 6.249	$34,932,322	156	2.12	$223,925	5.805	352.99	687	79.74
6.250 - 6.499	$10,637,756	57	0.65	$186,627	6.783	353.76	690	80.62
6.500 - 6.749	$4,296,191	20	0.26	$214,810	6.894	348.23	646	83.83
6.750 - 6.999	$3,275,116	14	0.20	$233,937	7.002	354.72	667	81.85
7.000 - 7.249	$942,369	7	0.06	$134,624	8.747	329.34	632	84.73
7.250 - 7.499	$1,367,956	5	0.08	$273,591	7.907	354.96	673	82.96
7.750 - 7.999	$323,022	2	0.02	$161,511	7.980	342.56	626	92.79
8.000 - 8.249	$1,201,526	5	0.07	$240,305	8.815	356.09	660	85.34
8.500 - 8.749	$100,652	1	0.01	$100,652	9.625	359.00	683	95.00
9.750 - 9.999	$166,250	1	0.01	$166,250	10.990	360.00	640	95.00
	$1,647,348,801	6,097	100.00	$270,190	5.914	350.32	701	75.74

Range of Maximum Rates (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
< 8.000	$420,000	1	0.03	$420,000	1.875	360.00	712	80.00
8.000 - 8.499	$179,660	1	0.01	$179,660	5.250	327.00	785	69.38
8.500 - 8.999	$4,691,154	16	0.28	$293,197	4.221	339.00	764	65.89
9.000 - 9.499	$2,622,457	10	0.16	$262,246	4.530	340.81	750	75.12
9.500 - 9.999	$39,879,774	122	2.42	$326,883	5.413	351.85	710	73.73
10.000 - 10.499	$54,532,518	197	3.31	$276,815	5.138	349.04	722	72.02
10.500 - 10.999	$161,901,386	562	9.83	$288,081	5.313	352.49	723	73.81
11.000 - 11.499	$191,872,125	659	11.65	$291,156	5.405	354.05	714	73.14
11.500 - 11.999	$414,517,240	1,382	25.16	$299,940	5.774	355.05	710	73.15
12.000 - 12.499	$268,137,943	1,005	16.28	$266,804	6.161	354.95	699	75.98

$1,647,348,801 Adjustable Rate Mortgage Loans

Range of Maximum Rates (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
12.500 - 12.999	$342,453,945	1,349	20.79	$253,858	6.225	343.09	688	77.57
13.000 - 13.499	$69,320,222	312	4.21	$222,180	6.634	344.52	678	84.39
13.500 - 13.999	$54,932,756	255	3.33	$215,423	6.785	339.83	661	84.02
14.000 - 14.499	$19,068,267	92	1.16	$207,264	6.807	335.06	644	87.13
14.500 - 14.999	$13,335,912	79	0.81	$168,809	7.223	332.86	628	86.03
15.000 - 15.499	$5,480,138	27	0.33	$202,968	7.904	334.93	633	88.84
15.500 - 15.999	$2,242,980	15	0.14	$149,532	8.173	322.57	614	85.43
16.000 - 16.499	$686,190	5	0.04	$137,238	9.000	309.85	574	82.73
16.500 - 16.999	$956,242	6	0.06	$159,374	10.243	323.92	602	91.93
18.000 - 18.499	$117,891	2	0.01	$58,945	11.049	287.60	526	84.98
	$1,647,348,801	**6,097**	**100.00**	**$270,190**	**5.914**	**350.32**	**701**	**75.74**

Next Interest Adjustment Date (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
07/05	$42,956,308	166	2.61	$258,773	5.413	330.28	679	77.31
08/05	$38,014,367	158	2.31	$240,597	5.573	332.82	688	78.49
09/05	$97,769,842	397	5.93	$246,272	5.696	328.84	688	79.29
10/05	$116,212,715	456	7.05	$254,852	5.672	332.88	688	76.22
11/05	$111,656,292	403	6.78	$277,063	5.875	338.74	696	76.73
12/05	$105,269,151	387	6.39	$272,013	5.469	339.20	691	77.51
01/06	$9,009,568	33	0.55	$273,017	5.915	358.32	694	77.92
02/06	$2,548,109	6	0.15	$424,685	5.443	351.88	712	79.88
03/06	$302,600	1	0.02	$302,600	4.750	357.00	726	79.63
04/06	$1,743,707	7	0.11	$249,101	5.358	350.33	735	75.55
05/06	$10,196,579	34	0.62	$299,899	5.861	355.62	698	73.98
06/06	$20,082,777	64	1.22	$313,793	5.705	360.00	695	75.15
07/06	$15,711,188	38	0.95	$413,452	5.545	360.00	699	76.24
10/06	$466,350	2	0.03	$233,175	5.528	352.00	719	75.85
11/06	$933,147	4	0.06	$233,287	5.445	353.00	681	78.08
12/06	$110,023	1	0.01	$110,023	5.100	342.00	651	90.00
01/07	$411,736	4	0.02	$102,934	5.881	353.59	682	82.75
02/07	$4,554,752	15	0.28	$303,650	6.766	352.39	680	76.80
03/07	$7,419,145	27	0.45	$274,783	6.282	357.00	675	81.64
04/07	$39,990,496	132	2.43	$302,958	6.020	357.66	694	73.23
05/07	$105,608,769	374	6.41	$282,376	6.165	358.90	694	75.70
06/07	$97,087,119	335	5.89	$289,812	6.291	358.88	700	74.70
07/07	$21,731,620	79	1.32	$275,084	6.460	358.57	695	76.29
08/07	$9,427,770	28	0.57	$336,706	5.806	348.42	688	77.90
09/07	$22,426,629	72	1.36	$311,481	5.701	347.83	680	77.69
10/07	$9,122,818	38	0.55	$240,074	5.523	341.11	717	75.64
11/07	$36,525,295	189	2.22	$193,256	5.882	353.29	698	80.10
12/07	$37,152,941	203	2.26	$183,019	5.904	354.18	695	79.99
01/08	$34,051,547	127	2.07	$268,122	6.131	355.00	698	78.96

$1,647,348,801 Adjustable Rate Mortgage Loans

Next Interest Adjustment Date (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
02/08	$5,635,755	19	0.34	$296,619	5.944	356.00	715	72.58
03/08	$15,549,501	43	0.94	$361,616	5.423	357.00	727	76.55
04/08	$35,075,609	124	2.13	$282,868	5.769	358.00	718	74.99
05/08	$83,887,530	331	5.09	$253,437	5.940	359.00	705	75.73
06/08	$29,803,588	97	1.81	$307,253	5.970	360.00	716	72.88
07/08	$4,177,800	16	0.25	$261,113	6.186	360.00	716	74.86
07/09	$1,325,436	3	0.08	$441,812	6.052	349.00	692	80.00
08/09	$6,152,962	14	0.37	$439,497	6.846	350.00	699	77.78
09/09	$8,190,039	20	0.50	$409,502	6.801	351.00	698	79.02
10/09	$7,828,531	27	0.48	$289,946	6.095	352.00	702	78.06
11/09	$19,643,967	103	1.19	$190,718	6.085	353.00	700	79.47
12/09	$6,079,466	21	0.37	$289,498	6.391	354.00	701	82.70
01/10	$18,186,971	68	1.10	$267,455	6.035	355.00	700	75.16
02/10	$10,634,072	26	0.65	$409,003	6.559	356.00	697	77.61
03/10	$17,677,981	68	1.07	$259,970	5.866	357.00	715	75.65
04/10	$86,730,416	342	5.26	$253,598	5.845	358.00	727	73.64
05/10	$153,396,626	587	9.31	$261,323	6.293	359.00	712	74.58
06/10	$96,123,163	286	5.84	$336,095	5.945	360.00	718	70.52
07/10	$10,587,262	33	0.64	$320,826	5.825	360.00	711	65.89
04/11	$514,101	1	0.03	$514,101	4.500	346.00	711	74.96
12/11	$646,760	2	0.04	$323,380	4.934	354.00	727	71.88
03/12	$2,686,696	10	0.16	$268,670	5.674	357.00	736	67.96
04/12	$9,373,696	22	0.57	$426,077	5.464	358.00	754	69.08
05/12	$10,318,670	30	0.63	$343,956	5.835	359.00	721	64.96
06/12	$6,107,563	18	0.37	$339,309	5.570	360.00	727	56.37
07/12	$1,521,500	4	0.09	$380,375	5.574	360.00	746	62.16
05/15	$999,780	2	0.06	$499,890	5.770	359.00	763	80.00
	$1,647,348,801	**6,097**	**100.00**	**$270,190**	**5.914**	**350.32**	**701**	**75.74**

Initial Fixed Period (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
3	$25,381,197	66	1.54	$384,564	5.694	359.05	696	74.55
6	$430,666,040	1,587	26.14	$271,371	5.595	335.23	693	77.24
12	$51,985,580	155	3.16	$335,391	5.622	359.29	699	75.99
24	$318,999,190	1,228	19.36	$259,771	6.200	353.36	689	76.24
36	$334,026,737	1,334	20.28	$250,395	5.902	354.73	702	76.98
60	$454,121,293	1,638	27.57	$277,241	6.090	357.16	715	73.82
84	$31,168,984	87	1.89	$358,264	5.604	358.45	735	64.94
120	$999,780	2	0.06	$499,890	5.770	359.00	763	80.00
	$1,647,348,801	**6,097**	**100.00**	**$270,190**	**5.914**	**350.32**	**701**	**75.74**

$1,647,348,801 Adjustable Rate Mortgage Loans

Initial Cap (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$450,854,328	1,636	27.37	$275,583	5.591	336.71	693	77.22
1.500	$6,432,547	28	0.39	$229,734	7.144	342.61	630	74.96
2.000	$163,692,444	551	9.94	$297,082	5.687	356.82	701	76.59
3.000	$648,634,075	2,543	39.37	$255,066	6.080	353.97	701	74.37
5.000	$188,640,102	697	11.45	$270,646	5.968	356.76	719	76.52
6.000	$189,095,307	642	11.48	$294,541	6.212	358.45	706	75.42
	$1,647,348,801	**6,097**	**100.00**	**$270,190**	**5.914**	**350.32**	**701**	**75.74**

Subsequent Cap (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$1,218,815,789	4,666	73.99	$261,212	5.876	347.85	699	75.71
1.500	$4,815,392	25	0.29	$192,616	7.725	325.59	613	74.09
2.000	$416,888,963	1,383	25.31	$301,438	6.020	357.67	709	75.84
3.000	$6,012,658	21	0.36	$286,317	5.127	358.77	723	75.13
6.000	$816,000	2	0.05	$408,000	3.028	359.51	708	80.00
	$1,647,348,801	**6,097**	**100.00**	**$270,190**	**5.914**	**350.32**	**701**	**75.74**

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.01 - 5.00	$3,440,281	5	0.21	$688,056	5.198	357.16	750	68.88
5.01 - 10.00	$3,668,274	14	0.22	$262,020	5.688	351.43	709	70.78
10.01 - 15.00	$9,264,906	37	0.56	$250,403	5.492	346.14	748	67.28
15.01 - 20.00	$23,763,588	89	1.44	$267,007	5.679	351.70	738	70.61
20.01 - 25.00	$37,982,499	140	2.31	$271,304	5.761	351.22	720	69.78
25.01 - 30.00	$59,023,539	235	3.58	$251,164	5.761	352.82	716	72.88
30.01 - 35.00	$106,480,662	368	6.46	$289,350	5.801	353.83	713	74.03
35.01 - 40.00	$163,414,587	562	9.92	$290,773	5.854	354.54	713	73.26
40.01 - 45.00	$205,518,775	709	12.48	$289,871	5.844	354.99	707	75.23
45.01 - 50.00	$136,073,468	488	8.26	$278,839	5.978	355.77	699	75.45
50.01 - 55.00	$15,112,600	55	0.92	$274,775	5.654	351.99	709	67.92
> 55.00	$2,875,293	11	0.17	$261,390	5.962	357.39	693	71.52
Not Required	$880,730,330	3,384	53.46	$260,263	5.980	346.89	693	77.44
	$1,647,348,801	**6,097**	**100.00**	**$270,190**	**5.914**	**350.32**	**701**	**75.74**